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                                                                       EXHIBIT 8



                                 July 29, 1999



The Board of Directors
Associated Banc-Corp
1200 Hansen Road
P.O. Box 13307
Green Bay, WI 54307-3307

Riverside Acquisition Corp.
2655 Campus Drive
Plymouth, Minnesota 55441-2657
Attention:  Gwen Stanley, Senior Vice President


Gentlemen:                                  Re:    Classification of Merger

         You have requested our opinion with respect to certain federal income tax consequences of the proposed merger (the "Merger") of Riverside Acquisition Corp., a Minnesota corporation ("Riverside") with and into Associated Banc-Corp, a Wisconsin corporation ("Associated"), pursuant to the Agreement and Plan of Merger dated as of March 10, 1999, as amended, between Associated and Riverside (the "Agreement").

         In connection with the proposed Merger, you have informed us of the following:

         1. Pursuant to the laws of the State of Wisconsin and Minnesota, Riverside will merge with and into Associated. Associated will be the surviving corporation.

         2. Pursuant to the Merger, all of Riverside's assets will be transferred to Associated and Associated will assume all of Riverside's liabilities.

         3. At the effective time of the Merger, each outstanding share of Riverside Common Stock shall be exchanged for certificates representing whole shares of Associated Common Stock (except for shareholders who exercise dissenters' rights and cash received in lieu of fractional shares of Associated). The aggregate amount of (i) cash paid to dissenting shareholders, and (ii) cash paid in



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The Board of Directors
July 29, 1999
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lieu of fractional shares, shall not be more than 10% of the aggregate consideration to be received by such shareholders as of the effective time.

         4. As soon as practicable at or after the effective time of the Merger, the exchange agent will distribute Associated Common Stock, the cash paid to dissenting shareholders and cash in lieu of fractional shares to holders of Riverside Common Stock.

         5. Associated will continue to conduct one or more of the historic businesses now being conducted by Riverside, through its wholly owned subsidiary which is Associated Bank Green Bay, a Wisconsin state chartered bank located in Green Bay, Wisconsin.

         6. Associated and Riverside each have valid business purposes for the Merger apart from tax considerations.


         7. Neither Associated nor any related corporation within the meaning of Regulation section 1.368-1(e)(3) has any plan or intention to reacquire any of the Associated Common Stock issued in the Merger.


         8. The fair market value of the Associated Common Stock to be received by Riverside shareholders with respect to their Riverside Common Stock will be, in each instance, approximately equal to the fair market value of Riverside Common Stock surrendered in exchange therefor.

         The Regulations require that in substance a substantial part of the value of the proprietary interests in Riverside be preserved, generally through stock ownership in Associated, in the reorganization. This is referred to as continuity of shareholder interest. The Regulations state that whether continuity of shareholder interest is met is a facts and circumstances test. Generally, as long as at least 50% of the consideration received in the Merger by the Riverside shareholders consists of Associated



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The Board of Directors
July 29, 1999
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Common Stock, continuity of shareholder interest should be met. We note that
Associated has announced a stock repurchase program whereby it may redeem a number of shares not in excess of the number of shares it will issue to the Riverside stockholders in the Merger. If this redemption were treated as in connection with the Merger and if Associated were to redeem an amount of shares from the Riverside shareholders, either directly or indirectly, in excess of 50% of the consideration received in the Merger as a part of this stock repurchase program, the Internal Revenue Service could claim that based on the facts, continuity of shareholder interest has not been met. Due to the uncertainty of the law regarding continuity of shareholder interest in the area of stock repurchase programs, the Internal Revenue Service could also claim that any Riverside shareholders who sell shares while the stock repurchase program is in effect have indirectly sold their shares to Associated, even if Associated is not the actual buyer and even if the Riverside shareholders may not know the identity of the actual buyer.



         If the Riverside shareholders actually sell or are deemed to sell a sufficient number of shares to Associated, the transaction could become taxable to all Riverside shareholders, including those that do not sell their shares. Our opinion thus relies on the fact the former Riverside shareholders do not sell (or be deemed to sell) a sufficient number of shares of their Associated Common Stock to Associated for at least two years after the Merger (including any time during such period when the stock repurchase program is in effect) such that less than 50% of the Merger consideration would be deemed to be in the form of Associated Common Stock, although such shareholders would be permitted to sell their shares to a third party which is not related to Associated if such sales do not occur while the stock repurchase program is in effect.


         In rendering this tax opinion, Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. has relied on certain written representations as to factual matters made by appropriate officers of Associated and Riverside. Such representations are customary for opinions of this type; however, this tax opinion cannot be relied upon if any such representation is, or later becomes, inaccurate.

         In connection herewith, we have examined the Agreement, the Registration Statement on Form S-4 to be filed by Associated on the date hereof with the Securities and Exchange Commission (which contains the Proxy Statement/Prospectus) and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon certificates from the management of Associated and Riverside. On the basis of the foregoing, we are of the opinion that for federal income tax purposes:

         1. Provided that the Merger of Riverside with and into Associated qualifies as a statutory merger under applicable law, the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and